Paramount Energy Trust

Consolidated Balance Sheets

As at	June 30, 2007	December 31, 2006
($ thousands, unaudited)

Assets
Current assets
Accounts receivable	$ 70,877	$ 43,446
Financial instruments (notes 2 and 12)	3,286	21,355
	74,163	64,801

Property, plant and equipment (notes 4 and 5)	1,195,802	699,853
Goodwill	29,129	29,129
Other assets (note 3)	1,823	8,419
Financial instruments (notes 2 and 12)	599	3,562
	$ 1,301,516	$ 805,764

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 67,203	$ 43,236
Distributions payable	15,059	17,037
Mortgage (note 7)	5,550	5,734
Bank debt (note 7)	-	222,923
	87,812	288,930

Long term bank debt (note 7)	383,473	-
Gas over bitumen royalty adjustments (note 15)	53,357	45,354
Asset retirement obligations (note 11)	168,856	109,437
Convertible debentures (note 8)	222,477	157,391
Non-controlling interest (note 6)	1,941	1,939

Unitholders’ equity
Unitholders’ capital (note 9)	1,069,763	812,174
Equity component of convertible debentures (note 8)	7,339	4,527
Contributed surplus (note 10)	9,669	5,760
Deficit	(703,171)	(619,748)
	383,600	202,713
	$ 1,301,516	$ 805,764
See accompanying notes Basis of presentation: note 1 Commitments and contingency notes 12, 13, 14 and 15

Paramount Energy Trust

Interim Consolidated Statements of Earnings (Loss) and Deficit

	Three Months		Six Months
	Ended June 30		Ended June 30
	2007	2006	2007	2006
($ thousands except per unit amounts, unaudited)
Revenue
Natural gas	$ 104,451	$ 97,856	$ 204,144	$ 210,495
Royalties	(18,440)	(16,157)	(33,127)	(38,031)
Realized gain on financial instruments (notes 2 and 12)	19,610	3,724	33,901	1,460
Unrealized gain (loss) on financial instruments (notes 2 and 12)	(3,071)	8,730	(51,564)	15,939
Gas over bitumen revenue (note 15)	916	13,677	1,790	13,677
	103,466	107,830	155,144	203,540

Expenses
Operating	21,717	19,424	47,106	42,171
Transportation costs	3,030	3,023	5,716	6,402
Exploration expenses	2,730	1,056	7,885	10,242
General and administrative (note 10)	10,113	5,972	14,867	9,313
Interest	5,584	2,881	8,727	5,511
Interest on convertible debentures	3,330	3,037	6,379	4,201
Depletion, depreciation and accretion	50,845	50,621	97,596	95,915
	97,349	86,014	188,276	173,755
Earnings before income taxes	6,117	21,816	(33,132)	29,785
Future income tax (note 14)	-	-	-	-
Current taxes	-	-	-	-
	-	-	-	-
Net earnings (loss) before non-controlling interest	6,117	21,816	(33,132)	29,785
Non-controlling interest (note 6)	9	-	(3)	-
Net earnings (loss)	6,126	21,816	(33,135)	29,785

Deficit, beginning of period	(669,947)	(431,094)	(619,748)	(379,109)
Change in accounting policy (note 2)	-	-	30,337	-
Distributions declared	(39,350)	(60,284)	(80,625)	(120,238)
Deficit, end of period	(703,171)	(469,562)	(703,171)	(469,562)
Accumulated other comprehensive income	-	-	-	-
Deficit and accumulated other comprehensive income, end of period	$ (703,171)	$ (469,562)	$ (703,171)	$ (469,562)

Earnings per Trust Unit (note 9(c))
Basic	$0.07	$0.26	$(0.38)	$0.36
Diluted	$0.07	$0.26	$(0.38)	$0.35

Distributions per Trust Unit	$0.42	$0.72	$0.90	$1.44

See accompanying notes

Paramount Energy Trust

Interim Consolidated Statements of Cash Flows

	Three Months		Six Months
	Ended June 30		Ended June 30
	2007	2006	2007	2006
($ thousands, unaudited)
Cash provided by (used for)
Operating activities
Net earnings (loss)	$ 6,126	$ 21,816	$ (33,135)	$ 29,785
Items not involving cash
Depletion, depreciation and accretion	50,845	50,621	97,596	95,915
Trust Unit-based compensation	4,766	716	5,499	1,052
Unrealized loss (gain) on financial instruments	3,071	(8,730)	51,564	(15,939)
Non-cash interest expense on convertible debentures	608	553	1,147	709
Loss on investment (note 3)	1,177	-	1,177	-
Non-controlling interest	(9)	-	3	-
Gas over bitumen royalty adjustments	3,897	4,715	8,003	10,946
Gas over bitumen revenue	-	(13,677)	-	(13,677)
Expenditures on asset retirement obligations	166	(1,915)	(1,665)	(2,453)
Change in non-cash working capital	(4,648)	(7,485)	2,759	10,356
Cash flow provided by operating activities	65,999	46,614	132,948	116,694

Financing activities
Issue of Trust Units	240,958	1,915	244,865	8,860
Distributions to Unitholders	(34,349)	(56,196)	(69,516)	(111,784)
Issue of convertible debentures	72,000	95,631	72,000	95,631
Change in bank debt	143,992	(60,827)	160,550	53,433
Change in mortgage	(93)	(87)	(184)	(173)
Change in non-cash working capital	251	500	(2,514)	1,316
	422,759	(19,064)	405,201	47,283

	$ 488,758	$ 27,550	$ 538,149	$ 163,977

Investing activities
Acquisition of properties and corporate assets	(451,113)	(1,283)	(456,377)	(92,275)
Exploration and development expenditures	(20,115)	(9,875)	(79,175)	(81,841)
Proceeds on sale of property and equipment	1,037	12,737	3,090	14,207
Change in non-cash working capital	(18,567)	(29,129)	(5,687)	(4,068)
	$ (488,758)	$(27,550)	$ (538,149)	$(163,977)

Change in cash	-	-	-	-
Cash, beginning of period	-	-	-	-
Cash, end of period	$ -	$ -	$ -	$ -

Interest paid	$ 4,380	$ 4,791	$ 7,658	$ 7,885
Taxes paid	-	-	-	$ 125

See accompanying notes

PARAMOUNT ENERGY TRUST

Notes to Interim Consolidated Financial Statements

(dollar amounts in $ thousands Cdn except as noted)

1.

BASIS OF PRESENTATION AND ACCOUNTING POLICIES

These interim consolidated financial statements of Paramount Energy Trust (“PET” or “the Trust”) have been prepared by management under the successful efforts method of accounting in accordance with Canadian generally accepted accounting principles (“GAAP”) following the same accounting principles and methods of computation as the consolidated financial statements for the year ended December 31, 2006 except as described in note 2 below.  Certain of the disclosures provided below are incremental to those included with the annual consolidated financial statements.  The specific accounting principles used are described in the annual consolidated financial statements of the Trust appearing on pages 31 through 32 of the Trust’s 2006 annual report and should be read in conjunction with these interim financial statements.

Two new Canadian accounting standards have been issued which will require additional disclosure in the Trust's financial statements commencing January 1, 2008 about the Trust's financial instruments as well as its capital and how it is managed.

2.

CHANGE IN ACCOUNTING POLICY

On January 1, 2007, the PET adopted the new Canadian accounting standards for financial instruments.  Prior periods have not been restated.

At January 1, 2007, the following adjustments were made to the balance sheet to adopt the new standards:

Changes to balance sheet accounts	At January 1, 2007
Financial instrument asset – current	$ 25,768
Financial instrument asset – long term	4,764
Other assets	(5,419)
Increase in assets	$ 25,113

Convertible debentures	$ 5,224
Deficit	(30,337)
Accumulated other comprehensive income	-
Increase in liabilities	$ (25,113)

a)

Financial instruments

The Trust continues to utilize financial instruments and non-financial derivatives, such as fixed-price commodity sales contracts requiring physical delivery of the underlying commodity, to manage the price risk attributable to anticipated sale of petroleum and natural gas production.

The Trust accounts for its commodity sales contracts requiring physical delivery of the commodity as non-financial derivatives.  Prior to adoption of the new standards, physical receipt and delivery contracts did not fall within the scope of the definition of a financial instrument. Accordingly, the fair values of these financial instruments as at January 1, 2007 were recorded as an asset on the Trust’s balance sheet with an offsetting credit to retained earnings.  Changes in fair value of these financial instruments from January 1, 2007 to June 30, 2007 as well as changes in fair values of financial forward natural gas and foreign exchange contracts between January 1, 2007 and June 30, 2007 are recorded in earnings.  Financial forward natural gas and foreign exchange contracts have been accounted for as non-financial derivatives since January 1, 2006 and as such the changes in the fair value of these contracts have been recorded to earnings since that time.

b)

Convertible debenture issue costs

Costs related to the issuance of the Trust’s convertible debentures (see note 8) are netted against the carrying value of the convertible debentures and amortized into earnings over the life of the convertible debentures using the effective interest rate method. Prior to January 1, 2007, transaction costs were recorded as deferred charges in other assets and recognized in net earnings on a straight-line basis over the life of the convertible debentures. On adoption, issue costs are adjusted to reflect the application of the effective interest rate method since the date of issue of the related convertible debentures.

3.

OTHER ASSETS

	June 30, 2007	December 31, 2006
Convertible debenture issue costs	$ -	$ 5,419
Investment	1,823	3,000
	$ 1,823	$ 8,419

The investment of $1.8 million is related to PET’s 11% interest in Sebring Energy Inc. (“Sebring”), a privately held oil and gas company.  PET exchanged certain oil and gas assets for 4 million shares in Sebring in January 2005.  Sebring is in the process of being acquired by a publicly traded oil and gas company.  As such, PET ascribed a fair value to the Sebring investment based on the announced acquisition price and recorded a $1.2 million loss on investment during the period.

4.

PROPERTY, PLANT AND EQUIPMENT

	June 30, 2007	December 31, 2006
Petroleum and natural gas properties	$ 1,957,906	$ 1,426,035
Asset retirement costs	155,927	99,059
Corporate assets	17,877	17,287
	2,131,710	1,542,381
Accumulated depletion and depreciation	(935,908)	(842,528)
	$ 1,195,802	$ 699,853

Property, plant and equipment costs at June 30, 2007 included $144.2 million (December 31, 2006 - $80.9 million) currently not subject to depletion.

5.

ACQUISITIONS

On June 26, 2007 PET closed the purchase of properties in east central Alberta via the acquisition of a private oil and gas company and concurrent sale of certain net assets of the acquiree to a third party (the “Birchwavy Acquisition”) for cash consideration of $391.8 million, plus $23.7 million in respect of working capital and acquisition costs of $3.8 million.  The Birchwavy Acquisition was funded through the issuance of $250.5 million in subscription receipts which were converted into Trust Units upon closing of the acquisition (see note 9), $75.0 million in 6.5% convertible debentures (see note 8) and existing credit facilities.  The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.  The Trust has not yet completed its final evaluation of the assets acquired and the liabilities assumed.  Therefore, the purchase price and the allocation of such to the acquired assets and liabilities are subject to change.

Property, plant and equipment	$ 441,351
Cash and cash equivalents	23,041
Accounts receivable	26,531
Other assets	1,918
Accounts payable and accrued liabilities	(29,446)
Asset retirement obligation	(44,092)
Cash consideration paid	$ 419,303

On April 30, 2007 the Trust closed the acquisition of producing petroleum and natural gas properties and assets in Northeast Alberta (the “Craigend/Radway/Stry Acquisition”) for an aggregate purchase price of $45.2 million.  The acquisition was financed through existing credit facilities.

On February 16, 2006 PET acquired a private Alberta company for consideration of $91.1 million in cash funded through the Trust’s existing credit facility.  The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition.

Property, plant and equipment	$ 94,004
Land	2,800
Working capital deficiency	(5,014)
Cash	551
Asset retirement obligation	(1,216)
Cash consideration paid	$ 91,125

6.

NON-CONTROLLING INTEREST

In August of 2006 PET completed an internal restructuring whereby certain assets (the “Severo Assets”) were transferred to Severo Energy Corporation (“Severo”), a private company, and a newly formed partnership, the Severo Energy Partnership (“Severo Partnership”).  In addition, PET provided a $10.5 million promissory note to Severo in exchange for additional common shares.

In consideration for the assets and the promissory note PET received 15,000,908 common shares of Severo priced at $2.00 per share and a 1% partnership interest in Severo Partnership which has subsequently been transferred back to Severo.  Concurrent with the transaction Severo completed a private placement at $2.00 per share to employees and consultants for proceeds of $2.0 million representing approximately 6% of the issued common shares of Severo. At the conclusion of the transaction PET owned approximately 94% of Severo.

PET has nominated two representatives of the three person Board of Directors of Severo. Since the Trust has retained effective control of Severo, the results, assets and liabilities of this entity have been included in these financial statements. The non-PET ownership interests of Severo are shown as non-controlling interest.

7.

BANK AND OTHER DEBT

At June 30, 2007 PET had a revolving credit facility with a syndicate of Canadian Chartered Banks (the “Credit Facility”) with a borrowing base of $430 million consisting of a demand loan of $420 million and a working capital facility of $10 million.  Concurrent with the closing of the Birchwavy Acquisition on June 26, 2007 (see note 5), the borrowing  base was increased to $430 million effective June 26, 2007, and will be reduced to $400 million by October 1, 2007 through decreases of $10 million on July 1, 2007 and $20 million on October 1, 2007.  In addition to amounts outstanding under the Credit Facility, PET has outstanding letters of credit in the amount of $8.87 million.  Collateral for the Credit Facility is provided by a floating-charge debenture covering all existing and acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the Credit Facility.

Advances under the Credit Facility are made in the form of Banker’s Acceptances (“BA”), prime rate loans or letters of credit.  In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Trust’s current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the lenders’ prime rate.  The effective interest rate on outstanding amounts at June 30, 2007 was 5.35%.

At June 30, 2007 the Trust had an outstanding mortgage of $5.6 million ($5.7 million at December 31, 2006) related to its principal office space.  The mortgage bears interest at 6.15% and matures on January 1, 2008.

8.

CONVERTIBLE DEBENTURES

In accordance with Canadian accounting standards, the Trust’s convertible debentures are classified as debt with a portion of the proceeds allocated to equity representing the value of the conversion feature.  As the debentures are converted, a portion of debt and equity amounts are transferred to Unitholders’ capital.  The debt balance associated with the convertible debentures accretes over time to the amount owing on maturity and such increases in the debt balance are reflected as non-cash interest expense in the statement of earnings.  The convertible debentures are carried net of issue costs on the balance sheet.  The issue costs are amortized to earnings using the effective interest rate method.  The Trust recognized $0.7 million in amortization charges in the six month period ended June 30, 2007 related to these issue costs.

The Trust’s 6.5% convertible unsecured subordinated debentures issued on June 20, 2007 (“6.5% Convertible Debentures”) mature on June 30, 2012, bear interest at 6.5% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 6.5% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $14.20 per Trust Unit.

The Trust’s 6.25% convertible unsecured subordinated debentures issued on April 6, 2006 (“2006 6.25% Convertible Debentures”) mature on April 30, 2011, bear interest at 6.25% per annum paid semi-annually on April 30 and October 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 2006 6.25% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $23.80 per Trust Unit.

The Trust’s 6.25% convertible unsecured subordinated debentures issued on April 26, 2005 (“2005 6.25% Convertible Debentures”) mature on June 30, 2010, bear interest at 6.25% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 2005 6.25% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $19.35 per Trust Unit.

The Trust’s 8% convertible unsecured subordinated debentures (“8% Convertible Debentures”) mature on September 30, 2009, bear interest at 8.0% per annum paid semi-annually on March 31 and September 30 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 8% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $14.20 per Trust Unit.

At the option of PET, the repayment of the principal amount of the convertible debentures may be settled in Trust Units.  The number of Trust Units to be issued upon redemption by PET will be calculated by dividing the principal by 95% of the weighted average trading price for ten trading days prior to the date of redemption.  The interest payable may also be settled with the issuance of sufficient Trust Units to satisfy the interest obligation.

At June 30, 2007, the Trust had $5.9 million in 8% Convertible Debentures outstanding with a fair market value of $6.1 million, $55.3 million in 2005 6.25% Convertible Debentures outstanding with a fair market value of $53.9 million, $100.0 million in 2006 6.25% Convertible Debentures outstanding with a fair market value of $98.5 million, and $75 million in 6.5% Convertible Debentures outstanding with a fair market value of $73.5 million.

	8% Series	2005 6.25% Series	2006 6.25% Series	6.5% Series
	Amount	Amount	Amount	Amount	Total Amount
Balance, December 31, 2005	7,354	57,534	-	-	64,888
April 6, 2006 Issuance	-	-	100,000	-	100,000
Portion allocated to equity	-	-	(4,059)	-	(4,059)
Accretion of non-cash interest expense	-	117	549	-	666
Converted into Trust Units	(1,488)	(2,613)	(3)	-	(4,104)
Balance, December 31, 2006	$ 5,866	$ 55,038	$ 96,487	-	$ 157,391
June 20, 2007 Issuance	-	-	-	75,000	75,000
Issue costs associated with issuance	-	-	-	(3,000)	(3,000)
Portion allocated to equity	-	-	-	(2,813)	(2,813)
Change in accounting policy (see note 2)	(112)	(1,436)	(3,676)	-	(5,224)
Accretion of non-cash interest expense	-	57	366	42	465
Amortization of debenture issue fees	23	213	428	18	682
Converted into Trust Units	-	-	(24)	-	(24)
Balance, June 30, 2007	$ 5,777	$ 53,872	$ 93,581	$ 69,247	$ 222,477

A reconciliation of the equity component of convertible debentures is provided below:

Balance, as at December 31, 2005	$ 490
Conversion of Trust Units	(22)
Equity component of 2006 6.25% Convertible Debentures	4,059
Balance, as at December 31, 2006	$ 4,527
Conversion of Trust Units	(1)
Equity component of 6.5% Convertible Debentures	2,813
Balance, as at June 30, 2007	$ 7,339

9.

UNITHOLDERS’ CAPITAL

a)    Authorized

Authorized capital consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units.  No Special Voting Units have been issued to date.

b)    Issued and Outstanding

The following is a summary of changes in Unitholders’ capital:

	Number
Trust Units	Of Units	Amount
Balance, December 31, 2005	82,481,844	$ 769,210
Units issued pursuant to Unit Incentive Plan	299,875	2,211
Units issued pursuant to Bonus Rights Plan	24,615	488
Units issued pursuant to Distribution Reinvestment Plan	2,138,606	36,273
Units issued pursuant to conversion of debentures	241,071	4,126
Issue costs on convertible debentures converted to Trust Units	-	(134)
Balance, December 31, 2006	85,186,011	812,174
Units issued pursuant to Unit offering	20,450,000	250,513
Units issued pursuant to Unit Incentive Plan	244,500	1,665
Units issued pursuant to Distribution Reinvestment Plan	1,686,169	17,913
Units issued pursuant to conversion of debentures	1,050	25
Issue costs on convertible debentures converted to Trust Units	-	(1)
Trust Unit issue costs	-	(12,526)
Balance, June 30, 2007	107,567,730	$ 1,069,763

c)

Per Unit Information

Basic earnings per Trust Unit are calculated using the weighted average number of Trust Units outstanding during the three and six months ended June 30, 2007 of 89,226,509 and 87,530,690 (2006 - 83,662,645 and 83,386,928 respectively). PET uses the treasury stock method for incentive and bonus rights in instances where market price exceeds exercise price thereby impacting the diluted calculations.  In computing diluted earnings per Trust Unit for the three and six months ended June 30, 2007, nil Trust Units respectively were added to the basic weighted average number of Trust Units outstanding (2006 – 608,849 and 716,182 net Trust Units respectively) for the dilutive effect of incentive rights and convertible debentures.  In computing diluted earnings (loss) per Trust Unit for both the three and six month periods ended June 30, 2007, 3,587,175 incentive rights, as well as 12,751,675 potentially issuable Trust Units  through the Convertible Debentures (see note 8) were excluded as the exercise and conversion prices were out of the money at June 30, 2007 (three and six months ended June 30, 2006 – 367,500 and 235,000 incentive rights, 2,856,382 and nil potentially issuable Trust Units through the Convertible Debentures).

d)

Redemption Right

Unitholders may redeem their Trust Units at any time by delivering their Trust Unit certificates to the Trustee of PET. Unitholders have no rights with respect to the Trust Units tendered for redemption other than a right to receive the redemption amount.  The redemption amount per Trust Unit will be the lesser of 90 percent of the weighted average trading price of the Trust Units on the principal market on which they are traded for the ten day period after the Trust Units have been validly tendered for redemption and the "closing market price" of the Trust Units.

In the event that the aggregate redemption value of Trust Units tendered for redemption in a calendar month exceeds $100,000 and PET does not exercise its discretion to waive the $100,000 limit on monthly redemptions, PET will not use cash to pay the redemption amount for any of the Trust Units tendered for redemption in that month.  Instead, PET will pay the redemption amount for those Trust Units, subject to compliance with applicable laws including securities laws of all jurisdictions and the receipt of all applicable regulatory approvals, by the issuance of promissory notes of PET ("Notes") to the tendering Unitholders.

The Notes delivered as set out above will be unsecured and bear interest at a market rate of interest to be determined at the time of issuance by the Board of Directors based on the advice of an independent financial advisor. The interest will be payable monthly. The Notes will be subordinated and, in certain circumstances, postponed to all of PET’s indebtedness.  Subject to prepayment, the Notes will be due and payable five years after issuance.

10.

INCENTIVE PLANS

a)

Unit Incentive Plan

PET has adopted a Unit Incentive Plan (“Unit Incentive Plan”) which permits the Administrator's Board of Directors to grant non-transferable rights to purchase Trust Units ("Incentive Rights") to its and affiliated entities' employees, officers, directors and other direct and indirect service providers.  The purpose of the Unit Incentive Plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of PET's long-term performance and distributions.  The Administrator's Board of Directors will administer the Unit Incentive Plan and determine participants, numbers of Incentive Rights and terms of vesting.  The grant price of the Incentive Rights (“Grant Price") shall equal the per Trust Unit closing price on the trading date immediately preceding the date of the grant, unless otherwise permitted.

Prior to June 30, 2007, the exercise price of the Incentive Rights (“Exercise Price”) was, subject to certain limitations, reduced by deducting from the Grant Price the aggregate amounts of all distributions on a per Trust Unit basis that PET pays its Unitholders after the date of grant which represented a return of more than 2.5 percent per quarter on PET’s consolidated net property, plant and equipment on its balance sheet at each calendar quarter end (“Base Return”). The Exercise Price will be adjusted on a quarterly basis and in no case may it be reduced to less than $0.001 per Trust Unit.    Effective June 30, 2007, the Base Return was eliminated from the formula for calculating Exercise Price reductions. As a result of the change the Trust has recorded Trust Unit incentive expense of $3.6 million related to the increase in the amount of the quarterly reduction to the exercise prices.  The Incentive Rights are only dilutive to the calculation of earnings per Trust Unit if the exercise price is below the market price of the Trust Units.  During the three and six month periods ended June 30, 2007 the Trust recorded $4.8 million and $5.5 million respectively in Trust Unit compensation ($0.7 million and $1.1 million for the three and six month periods ended June 30, 2006).

At June 30, 2007 PET had 4.1 million Unit Incentive and Bonus Rights issued and outstanding relative to the 10.8 million (10 percent) of total Trust Units outstanding reserved under the Unit Incentive and the Bonus Rights Plans (see note 10 (b)).  As at June 30, 2007, 247,625 Incentive Rights granted under the Unit Incentive Plan had vested but were unexercised (143,406 as of June 30, 2006).

PET used the binomial lattice option pricing model to calculate the estimated fair value of the outstanding Incentive Rights issued on or after January 1, 2003.  The following assumptions were used to arrive at the estimate of fair value as at the date of grant:

		Year of grant
	2007	2006
Distribution yield (%)	6.0 – 6.3	3.1 – 5.0
Expected volatility (%)	28.5	21.5 – 24.5
Risk-free interest rate (%)	4.44	3.79 – 4.40
Expected life of Incentive Rights (years)	3.75 – 4.5	3.75 – 4.5
Vesting period of Incentive Rights (years)	4.0	4.0
Contractual life of Incentive Rights (years)	5.0	5.0
Weighted average fair value per Incentive Right on the grant date	$ 2.17	$ 2.43

Incentive Rights	Average exercise price	Incentive Rights
Balance, December 31, 2005	$ 10.79	1,648,125
Granted	18.24	2,493,675
Exercised	1.13	(299,875)
Forfeited	12.79	(197,250)
Balance, December 31, 2006	14.60	3,644,675
Granted	11.87	598,375
Exercised	0.31	(244,500)
Forfeited	14.91	(48,000)
Balance, June 30, 2007	$ 15.07	3,950,550

The following summarizes information about Incentive Rights outstanding at June 30, 2007 assuming the reduced exercise price described above:

Range of exercise prices	Number outstanding at June 30, 2007	Weighted average contractual life (years)	Weighted average exercise price/Incentive Right	Number exercisable at June 30, 2007	Weighted average exercise price/Incentive Right
$5.38 - $5.49	62,500	1.4	$ 5.49	37,500	$ 5.49
$6.18 - $11.87	899,250	2.5	10.14	33,125	7.20
$12.21 - $16.28	2,194,050	3.1	13.60	75,250	13.84
$16.35 - $20.54	794,750	3.7	17.65	101,750	18.53
Total	3,950,550	3.0	$ 15.07	247,625	$13.62

A reconciliation of contributed surplus is provided below:

Balance, as at December 31, 2005	4,052
Bonus Rights adjustment	592
Trust Unit-based compensation expense	3,337
Transfer to Unitholders’ capital on exercise of Incentive Rights	(2,221)
Balance, as at December 31, 2006	5,760
Trust Unit-based compensation expense	5,499
Transfer to Unitholders’ capital on exercise of Incentive Rights	(1,590)
Balance, as at June 30, 2007	$ 9,669

b)

Bonus Rights Plan

PET has implemented a bonus rights plan (“Bonus Rights Plan”) for certain officers, employees and direct and indirect service providers of the Administrator (“Service Providers”).  Rights to purchase Trust Units (“Bonus Rights”) granted under the Bonus Rights Plan may be exercised during a period (the “Exercise Period”) not exceeding three years from the date upon which the Bonus Rights were granted.  The Bonus Rights vest over two years.  At the expiration of the Exercise Period, any Bonus Rights which have not been exercised shall expire and become null and void.  Upon vesting, the plan participant is entitled to receive the vested units plus an additional number of Trust Units equal to the value of distributions on PET’s Trust Units as if the Trust Units were invested in PET’s Distribution Reinvestment and Optional Trust Unit Purchase Plan (“DRIP Plan”) accrued since the grant date.

For the three and six month periods ended June 30, 2007, $0.5 million in compensation expense was recorded in respect of the Bonus Rights granted (three and six month period ended June 30, 2006 - $0.2 million).

The following table shows changes in the Bonus Rights outstanding under the Bonus Rights Plan since inception:

Bonus Rights
Balance, December 31, 2005	26,709
Granted	34,647
Exercised	(24,615)
Forfeited	(5,338)
Additional grants for accrued distributions	6,402
Balance, December 31, 2006	37,805
Granted	45,668
Additional grants for accrued distributions	3,939
Balance, June 30, 2007	87,412

11.

ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated based on PET’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities and the estimated timing of the costs to be incurred in future periods.  PET has estimated the net present value of its total asset retirement obligations to be $168.9 million as at June 30, 2007 based on an undiscounted total future liability of $304.4 million.  These payments are expected to be made over the next 25 years with the majority of costs incurred between 2015 and 2020.  PET used a credit adjusted risk free rate of 7.1% to calculate the present value of the asset retirement obligation.

The following table reconciles the Trust’s asset retirement obligations:

	June 30, 2007	December 31, 2006
Obligation, beginning of period	$ 109,437	$ 94,276
Obligations incurred	3,210	9,856
Obligations acquired	53,658	1,213
Expenditures for obligations during the period	(1,665)	(3,095)
Accretion expense	4,216	7,187
	$ 168,856	$ 109,437

12.

FINANCIAL INSTRUMENTS

As disclosed in note 2, on January 1, 2007 the fair value of all outstanding forward physical natural gas contracts was recorded as an asset on the consolidated balance sheet with a corresponding credit to retained earnings.  Subsequent changes in fair value after January 1, 2007 on these financial instruments as well as all other forward financial natural gas contracts and forward foreign exchange contracts are recorded on the consolidated balance sheet with the associated unrealized gain or loss recognized in net earnings.  The estimated fair value of all financial instruments is based on quoted prices or, in their absence, third party market indications and forecasts.

	June 30, 2007	December 31, 2006
Financial instrument asset – current (1)	$ 3,286	$ 21,355
Financial instrument asset – long term (2)	599	3,562
Net financial instrument asset	$ 3,885	$ 24,917

(1) Financial instruments which will settle prior to July 1, 2008.

(2) Financial instruments which will settle after June 30, 2008.

Realized gains on financial instruments, including financial natural gas commodity contracts and foreign exchange price contracts, recognized in net earnings for three month and six month periods ended June 30, 2007 were $19.6 million and $33.9 million respectively (realized gains of $3.7 million and $1.5 million were recorded for the three and six month periods ended June 30, 2006).  Gains and losses recorded on forward physical natural gas contracts are not included in realized gains on financial instruments, but instead are included with natural gas revenues.

Natural gas commodity contracts

At June 30, 2007 the Trust had entered into financial and forward physical gas sales arrangements at AECO as follows:

Type of contract	PET sold/bought	Volumes at AECO (GJ/d)	Price ($/GJ)	Term
Financial	sold	20,000	$7.398	July – October 2007
Financial	bought	(17,500)	$7.364	July – October 2007
Physical	sold	20,000	$7.547	July – October 2007
Physical	bought	(7,500)	$7.663	July – October 2007
Financial	sold	5,000	$6.028	August – October 2007
Physical	sold	5,000	$6.940	August – October 2007
Physical	bought	(5,000)	$6.055	August – October 2007
Financial	sold	25,000	$7.785	November 2007 – March 2008
Financial	bought	(2,500)	$7.660	November 2007 – March 2008
Physical	sold	2,500	$9.300	November 2007 – March 2008
Physical	bought	(2,500)	$8.630	November 2007 – March 2008
Financial	sold	32,500	$7.618	April 2008 – October 2008

At June 30, 2007 the Trust had entered into financial and forward physical gas sales arrangements at NYMEX as follows:

Type of contract	PET sold/bought	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Financial	sold	25,000	$7.834	July 2007
Financial	bought	(35,000)	$7.514	July 2007
Physical	sold	6,900	$7.077	July 2007
Physical	bought	(6,900)	$6.435	July 2007
Financial	sold	12,500	$6.998	August 2007
Financial	bought	(10,000)	$7.198	August 2007
Financial	sold	2,500	$10.300	November 2007 – March 2008
Financial	bought	(2,500)	$10.235	November 2007 – March 2008
Financial	sold	10,000	$7.700	April – October 2008
Physical	sold	5,000	$6.683	April – October 2008

At June 30, 2007 the Trust had entered into financial and forward physical gas sales arrangements to fix the basis differential between the NYMEX and AECO trading hubs as follows.  The price at which these contracts settle is equal to the NYMEX index less a fixed basis amount.

Type of contract	PET sold/bought	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Physical – basis	sold	27,500	$(1.274)	July - October 2007
Physical – basis	bought	(12,500)	$(1.343)	July - October 2007
Financial – basis	sold	5,000	$(1.243)	July – October 2007
Physical – basis	sold	6,900	$(1.013)	August – October 2007
Physical – basis	bought	(6,900)	$(1.310)	August – October 2007
Physical – basis	sold	2,500	$(1.230)	November 2007 – March 2008
Financial – basis	sold	5,000	$(0.975)	April – October 2008
Physical – basis	sold	37,500	$(0.969)	April – October 2008

At June 30, 2007 unrealized losses of $3.1 million and $51.6 million were recorded in the consolidated statement of earnings related to the change in fair value of financial and physical forward sales contracts from March 31, 2007 to June 30, 2007 and from January 1, 2007 to June 30, 2007, respectively.

13.

OPERATING LEASES

As of June 30, 2007, the future minimum payments under office lease costs and related sublease recoveries under contractual agreements consisted of:

	Operating Leases	Sublease Income
2007	$ 1,380	$ (362)
2008	2,874	(761)
2009	2,912	(773)
2010	2,912	(773)
2011	728	(193)
Total commitment	$10,806	$(2,862)

14.

FUTURE INCOME TAXES

On June 12, 2007, Bill C-52 Budget Implementation Act, 2007 was substantively enacted by the Canadian federal government, which contains legislation to tax publicly traded trusts in Canada. As a result, a new 31.5 per cent tax will be applied to distributions from Canadian public income trusts.  The new tax is not expected to apply to the Trust until 2011 as a transition period applies to publicly traded trusts that existed prior to November 1, 2006.  PET has not recorded a future income tax liability at June 30, 2007, as temporary differences between book values and tax values of the Trust’s assets are scheduled to reverse prior to the tax being implemented on January 1, 2011.

15.

GAS OVER BITUMEN ROYALTY ADJUSTMENTS

On October 4, 2004 the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas which provide a mechanism whereby the Government may prescribe a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the Alberta Energy and Utilities Board (the “AEUB”) as a result of recent bitumen conservation decisions.  Such royalty reduction was initially prescribed in December 2004, retroactive to the date of shut-in of the gas production.

If production recommences from zones previously ordered to be shut-in, gas producers may pay an incremental royalty to the Crown on production from the reinstated pools, along with Alberta Gas Crown Royalties otherwise payable.  The incremental royalty will apply only to the pool or pools reinstated to production and will be established at one percent after the first year of shut-in increasing at one percent per annum based on the period of time such zones remained shut-in to a maximum of ten percent.  The incremental royalties payable to the Crown would be limited to amounts recovered by a gas well operator through the reduced royalty.

At June 30, 2007 PET had recorded $70.0 million ($60.3 million at December 31, 2006) for cumulative gas over bitumen royalty adjustments received to that date.  Of this amount, $16.7 million has been recorded as revenue and $53.3 million has been recorded on the Trust’s balance sheet.

In 2006 PET disposed of certain shut-in gas wells in the gas over bitumen area.  As part of the disposition agreement, the Trust continues to receive the gas over bitumen royalty adjustments related to the sold wells, although the ownership of the natural gas reserves is transferred to the buyer.  As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer PET’s responsibility.  As a result of this disposition, the gas over bitumen royalty adjustments received by the Trust for the affected wells are now considered revenue since they will not be repaid to the Crown.